Exhibit 21.1

Basin Electric Power Cooperative
Principal Subsidiaries of Registrant at December 31, 2025*

Name of Subsidiary	Jurisdiction of Organization
Dakota Coal Company	North Dakota
Dakota Gasification Company	North Dakota
*Pursuant to Item 601(b)(21) of Regulation S-K, the registrant has omitted the names of subsidiaries, which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2025.